Exhibit (a)(7)


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                       PURCHASE OFFER INCREASED TO $6.25!!

                                 April 26, 1999

TO:                  UNIT HOLDERS OF  U.S. REALTY PARTNERS LIMITED
                     PARTNERSHIP

SUBJECT: OFFER BY CAL KAN AND AFFILIATES TO PURCHASE UNITS INCREASED TO $6.25 PER UNIT


Dear Unit Holder:

In light of the recent amendment to the offer made by AIMCO Properties, L.P. ("AIMCO LP") to acquire depositary unit certificates representing assignments of limited partnership interest ("Units") in U.S. Realty Partners Limited Partnership (the "Partnership"), MP Value Fund 4, L.P.; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund, L.P.; MacKenzie Patterson Special Fund 3, L.P.; MacKenzie Patterson Special Fund 4, LLC; and Cal Kan, Inc (collectively the "Purchasers") are hereby amending their offer. Under terms of the amended offer, the Purchasers are now offering to purchase up to 70,000 Units at a purchase price of

                                 $6.25 per Unit

and extending the expiration of the offer until May 18, 1999, subject to all of the other terms contained in the original offer.

As was disclosed in the original offer, the Purchasers, like AIMCO LP, are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $6.25 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives.

In its response to the AIMCO LP offer, the general partner of the Partnership, which is an affiliate of AIMCO LP, was unable to make a recommendation as to whether the AIMCO LP offer should be accepted. The general partner did, however, state that "Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available." At this time, there are three other offers to purchase units at prices ranging from less than $2.10 to $5.70 per unit. Accordingly, the current offer of $6.25 being made by the Purchasers is the highest price currently available.

There is no public market for the Units, and neither the Unit holders nor the Purchasers had any accurate means for determining the actual present value of the Units prior to the AIMCO offer. However, the AIMCO LP offer included an estimate of the net liquidation value Per unit in connection with its offer as estimated by AIMCO LP, which is an affiliate of the Partnership's general partner, of $5.50. The Purchasers amended offer price is 13.6% higher than this amount.

The Purchasers urge Limited Partners to carefully consider their alternatives. If you elect to tender your Units, please follow the instructions included with the original offer materials. There is no need to have a new Letter of Transmittal (the green form included with the original offer materials) as the Purchasers are required to pay the highest price they offer. If you have any questions or need assistance, please call the Depositary at 800-854-8357.